UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                             Brazos Sportswear, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    106233109
                                 (CUSIP Number)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 106233109                                      PAGE 2 OF 5 PAGES
-------------------                                 ----------------------------

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Equus II Incorporated

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *       (a)|_|
                                                                        (b)|_|

      3        SEC USE ONLY


      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware

                 5    SOLE VOTING POWER
NUMBER OF
SHARES                2,868,217
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                 6    SHARED VOTING POWER


                 7    SOLE DISPOSITIVE POWER

                      2,868,217

                 8    SHARED DISPOSITIVE POWER


      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,868,217

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES *                                                   [ ]


     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               57.1%

     12        TYPE OF REPORTING PERSON *

               IV, CO

ITEM 1(A).  NAME OF ISSUER.

         This statement on Schedule 13G relates to beneficial ownership of shares of common stock, par value $.001 per share, of Brazos Sportswear, Inc., a Delaware corporation (the "Issuer").

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

         The address of the Issuer's principal executive offices is 3860 Virginia Avenue, Cincinnati, Ohio 45227.

ITEM 2(A).  NAME OF PERSON FILING.

         The name of the person filing this statement on Schedule 13G is Equus II Incorporated.

ITEM 2(B).  ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

         The address of Equus II Incorporated's principal business office is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019.

ITEM 2(C).  CITIZENSHIP.

         Equus II Incorporated is a corporation incorporated under the laws of the State of Delaware.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES.

         This statement on Schedule 13G relates to shares of common stock, par value $.001 per share ("Common Stock"), of the Issuer.

ITEM 2(E).  CUSIP NUMBER.

         The CUSIP Number of the Issuer is 106233109.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

  (a)    [ ] Broker or dealer registered under Section 15 of the Act

  (b)    [ ] Bank as defined in section 3(a)(6) of the Act

  (c)    [ ] Insurance company as defined in section 3(a)(19) of the act

  (d)    [X] Investment company registered under section 8 of the Investment
             Company Act

  (e)    [ ] Investment adviser registered under section 203 of the Investment
             Advisers Act of 1940

  (f)    [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see ss.240.13d-1(b)(1)(ii)(F)

  (g)    [ ] Parent holding company, in accordance with ss.240.13d-1(b)(ii)(G)
             (Note: see Item 7)

  (h)    [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM 4.     OWNERSHIP

         As of the 14th day of March 1997 (the first month in which Equus II Incorporated's beneficial ownership of shares of Common Stock exceeded ten percent of the Common Stock):

                  (a) Equus II Incorporated is the beneficial owner of 2,868,217 shares of the Common Stock (the "Shares"), which include (i) 2,160,308 shares of Common Stock directly held, (ii) 537,069 shares of Common stock issuable upon conversion of shares of preferred stock, par value $.001 per share, of the Issuers at a current conversion ratio of approximately .0909 per share and (iii) 170,840 shares issuable upon exercise of warrants at exercise prices ranging from $4.62 to $6.59 per share and which expire at various dates in 2006 through 2007.

                  (b) Equus II Incorporated beneficially owns 57.1% of the Issuer's outstanding Common Stock, computed in the manner specified in SEC Rule 13d-3(d)(1); and

                  (c) The number of shares of Common Stock as to which Equus II Incorporated has:

                           (i) sole power to vote or direct the vote, is 2,868,217;

                           (ii) shared power to vote or direct the vote, is zero;

                           (iii) sole power to dispose of or to direct the disposition of, is 2,868,217;

                           (iv) shared power to dispose or direct the disposition of, is zero.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE BENEFICIAL OWNER OF MORE THAN 5 PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ].

         No response to Item 5 is required.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         No response to Item 6 is required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         No response to Item 7 is required.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         No response to Item 8 is required.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

         No response to Item 9 is required.

ITEM 10.    CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         APRIL 9, 1997
                                             Date




                                         /s/RANDALL B. HALE
                                            Signature



                        Randall B. Hale, Vice President of Equus II Incorporated
                                             Name/Title